2049 Century Park East
Los Angeles, CA 90067
Monica J. Shilling, P.C.	United States
To Call Writer Directly:		Facsimile:
+1 310 552 4355	+1 310 552 4200	+1 310 552 5900
monica.shilling@kirkland.com
www.kirkland.com
October 25, 2023
VIA EDGAR
Attention:        Lisa N. Larkin, Senior Counsel
Melissa McDonough, Staff Accountant
John Lee, Branch Chief
Christian Sandoe, Assistant Director
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Re: Vista Credit Strategic Lending Corp.
Registration Statement on Form 10
File No. 000-56562
Dear Ms. Larkin:
This letter is sent on behalf of Vista Credit Strategic Lending Corp. (the “Company”), in response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) communicated via teleconference to Monica J. Shilling of Kirkland & Ellis LLP on August 16, 2023 and September 29, 2023 regarding Amendment No. 1 to the above-referenced registration statement on Form 10 (the “Registration Statement”) filed by the Company with the SEC on July 28, 2023.
For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the response of the Company. We have discussed the Staff's comments with representatives of the Company. Capitalized terms used in this letter and not otherwise defined herein have the meanings specified in Amendment No. 2 to the Registration Statement filed by the Company on the date hereof (such registration statement being referred to herein as the “Amended Registration Statement”).
Page 8 – The Company – Vista Credit Strategic Lending Corp.
1.Staff’s comment: In the first paragraph of this section, the disclosure states that the Company “will invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in credit investments (loans, bonds and other credit instruments) and related equity securities (including equity securities added to debt instruments to make them more desirable, such as warrants or preferred equity securities, as well as investments in equity

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong Kong Houston London Miami Munich New York Paris Salt Lake City Shanghai Washington, D.C.

Securities and Exchange Commission
October 25, 2023

securities of issuers of loans, bonds or other credit instruments owned by us).” While these equity securities were obtained as part of a “private credit investment,” they are not credit instruments, and the SEC does not believe they are appropriately covered in the 80% policy. The reverse would be true if an equity investment included credit instruments for purposes of an 80% equity policy. Please revise the 80% policy to remove reference to related equity securities.
Response: In response to the Staff’s comment, the Company has revised the Amended Registration Statement accordingly.
Page 10 – Market Opportunity.
2.Staff’s comment: In the first paragraph of this section, the disclosure refers to the fact that since 1995, the software loan market has exhibited a cumulative default rate of approximately 0.9%, compared to an average default rate across all tracked industries of 3.8%. Please revise your disclosure to clarify what is meant by the term “tracked industries.”
Response: In response to the Staff’s comment, the Company has revised the Amended Registration Statement to delete the referenced disclosure.
Pages 17-18 – Warehousing Transaction
3.Staff’s comment: Please disclose whether any affiliates of the Company or the Adviser have entered into any agreements, including backstop-style agreements, with the Financing Provider that relate to the Facility Agreement. If so, please also disclose the material terms of such agreements.
Response: We hereby confirm that there are no backstop or other agreements between affiliates of the Company or the Adviser that relate to the Facility Agreement.
4.Staff’s comment: Please tell us what happens if 1) the capital commitment condition referred to in the second paragraph of this section is never satisfied or 2) the facility end date is triggered (e.g., who will bear the investment risk)?
Response: To the extent that the capital commitment condition referenced above is not met on or prior to the Facility End Date, the Financing Provider will bear the investment risk associated with the applicable Warehoused Assets and will retain such assets.

Securities and Exchange Commission
October 25, 2023

5.Staff’s comment: Please tell us who will ultimately bear the investment risk associated with a Warehoused Asset in the event that it is not purchased in its entirety by the Company.
Response: Per our response to comment four above, the Financing Provider will bear the investment risk associated with any Warehoused Assets that are not purchased in accordance with the terms of Facility Agreement.
6.Staff’s comment: Please explain the process by which the Financing Provider obtains its assets. Are these assets transferred from the Financing Provider’s parent, or are they acquired at the parent’s direction? What is the criteria for these assets and are they acquired for the express purpose of the Warehousing Transaction? Are there additional agreements or transactions between the Financing Provider and the Company or other third parties?
Response: Pursuant to the Facility Agreement, the Adviser may request that the Financing Provider acquire one or more assets for the Warehousing Transaction. The Financing Provider will then make its own evaluation of the investment opportunity and, in its sole discretion, will determine if it is willing to acquire the applicable assets. If the Financing Provider determines it is willing to acquire the applicable assets, it will originate or acquire the assets in the same way as all other lenders in the transaction (e.g., by signing the credit agreement as a lender). These assets are acquired specifically in connection with the Warehousing Transaction. There are no additional agreements between the Company and the Financing Provider in connection with the Warehousing Transaction. In connection with originating loan investments, the Financing Provider may enter into standard credit agreement or other comparable documentation with third parties as described above.
7.Staff’s comment: Please tell us whether the Company may fund the purchase of a Warehoused Asset with borrowings under a credit facility. If yes, please tell us whether the lender would be an affiliate of the Adviser.
Response: There are no specific restrictions on the Company borrowing money in order to purchase Warehoused Assets contained in the Facility Agreement. The Company is accordingly permitted to fund the purchase of a Warehoused Asset with borrowings under a credit facility to the extent such borrowings would be consistent with the limitations of the Investment Company Act of 1940, as amended (the “1940 Act”), including Section 18, as made applicable to the Company by Section 61 thereof. It is not currently contemplated that any lender of the Company would be an affiliate of the Adviser.

Securities and Exchange Commission
October 25, 2023

8.Staff’s comment: The second paragraph of this section states that the obligation to purchase Warehoused Assets is conditional upon the Company receiving capital commitments of at least $250 million and the Board of Directors approving accepting such commitments. Please tell us what other conditions, if any, the Facility Agreement places on the obligation to purchase Warehoused Assets
Response: There are no other conditions placed on the obligation to purchase the Warehoused Assets.
9.Staff’s comment: We note that the disclosure in the third paragraph of this section refers to fees, including certain upfront and other similar or one-time fees, to be paid to the Financing Provider. Supplementally, please tell us what these fees are.
Response: The fees are in an amount equal to the Applicable Percentage (as set forth below) of the par value and/or unfunded amount, as applicable, of the Warehoused Assets.
The Applicable Percentage is:

Period Loan Held by Financing Provider	Applicable Percentage
Less than or equal to nine months	0.00%
Greater than nine months but less than or equal to 12 months	0.50%
Greater than 12 months	0.75%
Page 18 – Warehousing Transaction – Additional Warehouse Purchase Options
10.Staff’s comment: The disclosure states that certain funds or accounts managed by the Adviser and/or its affiliates can invest in Warehoused Assets. It appears that this disclosure will cover periods after the Company has elected BDC status. Please explain how such transactions are permissible under Section 17 and 57. We note that co-investments typically require exemptive relief. In addition, please provide a substantive analysis of how warehoused assets can be acquired by the BDC under the Company’s existing co-investment order after the date of the BDC election. In your response, please also address that the financing applicant is not an applicant to the order.
Response: We respectfully acknowledge the comment. We direct the Staff to IC-34961, in which notice of pending exemptive relief authorizing certain joint

Securities and Exchange Commission
October 25, 2023

transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) under the 1940 Act was issued to Vista Credit Strategic Lending Corp. et al. on July 18, 2023 (the “Co-Investment Relief”). No negotiated joint purchases of Warehoused Assets occurred prior to the issuance of the Co-Investment Relief, and any negotiated joint purchases of Warehoused Assets involving the Company and any Affiliated Funds (as that term is defined in the Co-Investment Relief) will occur in accordance with the terms of such Co-Investment Relief.
Specifically, we note that any post-BDC election Warehouse Transactions will only be on “Option Assets” (as such term is defined in the Amended Registration Statement). As described in the Amended Registration Statement, the Facility Provider may, in its sole discretion, agree to acquire loans or other instruments identified by the Adviser as Option Assets. The Adviser may then, it its sole discretion, direct the Facility Provider to sell such Option Assets to one more Accounts as identified by the Adviser at the time of the sale in accordance with the Adviser's allocation policies. For avoidance of doubt, there is no obligation whatsoever for any Account, including the Company, the Adviser, or its affiliates to otherwise purchase any Option Asset, and the Facility Provider is fully at risk should they determine not to do so. For purchases of Option Assets in which the Company participates, all Accounts purchasing any Option Assets shall do so only on the same terms, at the same price and on the same trade date.1
Accordingly, any post-BDC election Warehouse Transactions will be consistent with the same time, same terms, and same price requirements of Condition 5 of the Co-Investment Relief. Further, the Facility Provider is not a Related Party (as such term is defined in the Co-Investment Relief) and the purchase of assets from the Facility Provider itself does not raise issues under Condition 4 of the Co-Investment Relief or Section 57 of the 1940 Act. Finally, the Facility Provider is not an affiliate of the Company or the Adviser, nor does it have any investment authority or other management function with respect to the Company. As such, it was not a party to, nor would it be expected to need to rely on, the Co-Investment Relief.
*****
1    We note that a similar fact pattern may also occur where the Option Assets are purchased as a Follow-On Investment to an existing Co-Investment Transaction that was effected outside of the Warehouse in compliance with the conditions of the Co-Investment Relief. In that case, the Follow-On Investment in the Option Asset would be done at the same terms, at the same price and on the same trade date, with only Accounts eligible to participate in such a Follow-On Investment under the Co-Investment Relief in the Warehouse Transaction.

Securities and Exchange Commission
October 25, 2023

Please contact Monica J. Shilling at (310) 552-4355 or Nicole M. Runyan at (212) 446-4774 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

/s/ Monica J. Shilling, P.C.
Monica J. Shilling, P.C.

CC:	Via E-mail
Nicole M. Runyan, P.C., Kirkland & Ellis LLP
Gregory Galligan, Vista Credit Strategic Lending Corp.